xstrata

Securities and Exchange Commission
Filing Desk
Room 1004, Mail Stop 1 - 4
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

02060222

Wednesday, November 06, 2002

SUPPL

Xstrata file number 82-34660

Please find attached all company announcement released by Xstrata during the month of October 2002.

Yours sincerely,

Brigitte Mattenberger

Brigitte Mattenberger
Corporate Affairs

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED NOV 19 2002 WASH. D.C. 155 SECTION

dlw 12/6

Xstrata File
Number 82-34660

xstrata

from Brigitte Mattenberger

date 18 October 2002

Company Announcement: Capital Group Disclosable Interests in Xstrata

Xstrata Plc ("Xstrata") announces that it was notified by The Capital Group Companies Inc yesterday that Capital Guardian Trust Company and Capital International Limited have decreased their holdings to 7,528,568 and 11,815,696 respectively (previously 7,692,658 and 11,822,927), and Capital International Inc has increased its holdings to 2,558,410 (previously 2,548,500) ordinary shares of US$0.50 each. This represents 2.98%, 4.68% and 1.01% respectively of Xstrata's ordinary issued share capital.

As a consequence, the current total shareholding in Xstrata of The Capital Group Companies Inc is 37,047,883 ordinary shares of US$0.50 each, representing 14.67% of Xstrata's ordinary issued share capital.

ends

(For information, The Capital Group Company previously disclosed shareholding in Xstrata was 14.73%)

Xstrata (Schweiz) AG Bahnhofstrasse 2 PO Box 102 6301 Zug Switzerland

Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com

Xstrata File
Number 82-34660

xstrata

from Brigitte Mattenberger

date 09 October 2002

Company Announcement: Fidelity Disclosable Interests in Xstrata

Xstrata Plc ("Xstrata") announces that it was notified by Fidelity Investments yesterday that FMR Corp has decreased it holdings to 6,968,207 (previously 7,126,871), and Fidelity International Limited have increased their holdings to 670,874 (previously 116,474) ordinary shares of US$0.50 each. This represents 2.76% and 0.27% respectively of Xstrata's ordinary issued share capital.

As a consequence, the current total shareholding in Xstrata of Fidelity Investments is 7,639,144 ordinary shares of US$0.50 each, representing 3.02% of Xstrata's ordinary issued share capital.

ends

(For information, Fidelity Investments previously disclosed shareholding in Xstrata was 2.87%)

Xstrata (Schweiz) AG Bahnhofstrasse 2 PO Box 102 6301 Zug Switzerland

Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com